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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 35359

SEC MAIL RECEIVED PROCESSING MAR 01 2011 WASHINGTON DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Bancorp Investments, Inc.

OFFICIAL USE ONLY
17868
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Livingston Road
(No. and Street)

Saint Paul (City) Minnesota (State) 55107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jessica McIntosh (314) 418-8664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Trudi M. Buckley**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. Bancorp Investments, Inc.**, as of **December 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

THEA M. JESTES
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: April 19, 2013
Commission Number: 09515956

Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

U.S. Bancorp Investments, Inc.
SEC File Number: 8-35359
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
February 24, 2011

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2010
(In Thousands, Except Share and Per Share Amounts)

Assets		
Cash held at affiliate bank	$	90,239
Cash and investments segregated in compliance with federal regulations		41,308
Receivables:		
Customers		23,787
Brokers, dealers, and clearing organizations		450,776
Affiliates		1,756
Securities purchased under agreement to resell		76,083
Securities owned, at fair value		470,232
Fixed assets net of accumulated depreciation and amortization of $9,414		2,344
Goodwill		31,307
Other assets		24,337
Total assets	$	1,212,169
Liabilities and stockholder's equity		
Payables:		
Customers	$	20,138
Brokers, dealers, and clearing organizations		79,107
Affiliates		1,471
Securities sold under agreements to repurchase		85,910
Securities sold, but not yet purchased, at fair value		469,574
Accrued compensation		21,785
Deferred tax liability, net		3,906
Taxes payable to Parent		1,330
Other liabilities and accrued expenses		8,548
Total liabilities		691,769
Stockholder's equity:		
Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding		1
Additional paid-in capital		519,628
Accumulated earnings		771
Total stockholder's equity		520,400
Total liabilities and stockholder's equity	$	1,212,169

See accompanying notes.

1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB or the Parent), provides securities brokerage and investment banking services and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company trades and effects transactions with institutional and retail customers in listed and unlisted equity securities, U.S. government securities, and corporate and municipal bonds. The Company sells fixed and variable annuities and mutual fund shares, acts as a broker of option contracts, and provides other financial services to retail customers through its bank branch-based registered representatives. The Company also participates in securities underwriting and collateralized securities transactions.

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. The Company's results might be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 14, "Transactions With Affiliates."

2. Summary of Significant Accounting Policies

Cash Held at Affiliate Bank

Cash includes cash held at U.S. Bank National Association (USBNA), an affiliate of the Company, as of December 31, 2010. The carrying amount of cash on the statement of financial condition approximates the fair value.

Cash and Investments Segregated in Compliance With Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of customers.

Included in restricted cash and investments at December 31, 2010, is $41,308 of qualified cash deposits with USBNA.

During 2010, the Company held no qualified investments in U.S. governmental securities and governmental agency securities to support its Customer Reserve Formula deposit.

2. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned balances result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivables from and payable to brokers, dealers, and clearing organizations on the statement of financial condition. Securities-borrowed transactions require the Company to deposit cash or other collateral in excess of the market value of the borrowed securities with the lender. Securities-loaned transactions require the borrower to deposit cash with the Company in excess of the market value of the loaned securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Derivative Transactions

The Company enters into derivative transactions to manage its risk related to its corporate bond trading portfolio. The Company's derivative transactions are considered back-to-back transactions with USB, where USB effects the original transaction with an approved counterparty and then completes a secondary transaction with the Company that mirrors the original transaction. The Company's derivatives are credit default indexes that are used to hedge credit risk and are designated as economic hedges. Derivative contracts are reported in the statement of financial condition as intercompany receivables or payables at fair value. See Note 4, "Derivative Financial Instruments," for further information regarding derivative transactions.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, but Not Yet Purchased

All of the Company's securities owned and securities sold, but not yet purchased are recorded on the statement of financial condition on a trade-date basis at fair value.

Please see Note 8, "Fair Value," for all securities as of December 31, 2010.

Fixed Assets

Fixed assets are recorded at cost and include office equipment, software, and leasehold improvements. Depreciation of office equipment and software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

Goodwill

The recoverability of goodwill is, at a minimum, evaluated annually or more frequently if there are indicators of impairment. The goodwill evaluation is based on the estimated fair value of the business based on estimated future cash flows.

Other Assets

Limited partnership interests in private equity funds are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if there are indicators of impairment. These limited partnerships are also evaluated for consolidation of the underlying structures in accordance with applicable consolidation guidance. No consolidation was deemed to be necessary as a result of these analyses.

Also included in other assets are employee sign-on bonuses. These bonuses are made to revenue-producing employees in retail brokerage, typically in connection with their recruitment process, at management's discretion. These bonuses are based on continued employment and are amortized using the straight-line method over a two- or three-year vesting period.

Please see Note 10, "Other Assets," for all other assets as of December 31, 2010.

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in the USB's pension plan and stock option incentive plan. Pension and stock-based compensation expense is allocated to the Company by USB based on the Company's pro rata use of these plans.

Please see Note 16, "Employee Benefits and Stock-Based Compensation."

Income Taxes

The Company is included in the filing of a consolidated federal income tax return with USB and its affiliates. The Company also files unitary and separate state income tax returns. Settlements of federal and state payments are made on a regular basis in line with a tax-sharing agreement with USB and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

Please see Note 17, "Income Taxes," for further discussion.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Receivables

No allowance has been established for uncollectible receivables, as management believes the receivable amounts are fully collectible.

Product Partner Dollars

The Company distributes annuity and mutual fund products for third parties and affiliates (Product Partners). As part of these arrangements, the Product Partners provide financial support to the Company to be used for marketing, training, and other sales initiatives (Product Partner Dollars).

Please see Note 14, "Transactions With Affiliates," for further discussion of affiliate Product Partner Dollars.

3. Accounting Changes and Recently Issued Accounting Standards

On January 2, 2010, the Company adopted accounting guidance issued by the Financial Accounting Standards Board related to variable interest entities (VIEs). Generally, a VIE is an entity with insufficient equity requiring additional subordinated financial support, or an entity in which equity investors as a group, either (i) lack the power through voting or other similar rights, to direct the activities of the entity that most significantly impact its performance, (ii) lack the obligation to absorb the expected losses of the entity, or (iii) lack the right to receive the expected residual returns of the entity. The new guidance replaces the previous quantitative-based risks and rewards calculation for determining whether an entity must consolidate a VIE with an assessment of whether the entity has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb the losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. This guidance requires reconsideration of whether an entity is a VIE upon occurrence of certain events, as well as ongoing assessments of whether a variable interest holder is the primary beneficiary of the VIE. This guidance had no material effect on the Company at December 31, 2010.

(In Thousands)

4. Derivative Financial Instruments

The following table provides information on the fair value of the Company's derivative contracts at December 31, 2010.

	Notional	Intercompany Receivable (Payable) for Derivative Contracts, at Fair Value
Credit Default Index	$ 25,000	$ (182)

During the year, the Company entered into two derivative contracts. At December 31, 2010, only one of the derivative contracts was active and had a maturity date of December 20, 2015.

5. Receivables From and Payables to Customers

Amounts receivable from customers include:	
Cash transactions	$ 1,506
Fee income	109
Margin accounts	22,172
Total receivables	$ 23,787
Amounts payable to customers include:	
Cash transactions	$ 20,138

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit.

6. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:		
Cash collateral deposits for securities borrowed	$	390,202
Other receivables		59,621
Securities failed to deliver		953
Total receivables	$	450,776
Payables to brokers, dealers, and clearing organizations include:		
Deposits received for securities loaned	$	62,285
Other payables		14,653
Securities failed to receive		2,169
Total payables	$	79,107

Deposits for securities borrowed and deposits received for securities loaned approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date.

7. Collateralized Securities Transactions

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

7. Collateralized Securities Transactions (continued)

In the normal course of business, the Company obtains securities under agreements to resell, securities borrowed, and margin agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2010, reverse repurchase collateral of approximately $76,000, stock borrowings of approximately $390,000, and client excess margin securities of approximately $30,800 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company has pledged or otherwise transferred to others approximately $466,000 in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

8. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable market inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are valued using third-party pricing services, U.S. Treasury bonds, U.S. government agency securities, and other.

(In Thousands)

8. Fair Value (continued)

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any Level 3 inventory positions as of December 31, 2010.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis by pricing levels as of December 31, 2010:

	Level 1	Level 2	Level 3	Balance as of December 31, 2010
Assets				
Securities owned:				
U.S. government securities	$ 3	$ 97,272	$ –	$ 97,275
Municipal securities	–	5,484	–	5,484
Corporate obligations	10	367,374	–	367,384
Corporate equities	25	–	–	25
Other securities	64	–	–	64
Total assets measured at fair value on a recurring basis	$ 102	$ 470,130	$ –	$ 470,232
Liabilities				
Securities sold, but not yet purchased:				
U.S. government securities	$ –	$ 84,258	$ –	$ 84,258
Corporate obligations	–	385,293	–	385,293
Other securities	23	–	–	23
Total liabilities measured at fair value on a recurring basis	$ 23	$ 469,551	$ –	$ 469,574

(In Thousands)

8. Fair Value (continued)

Other securities include fractional shares of securities, securities purchased from customers in order to facilitate customer sale requests on an expedited basis, and securities positions resulting from trade errors.

There were no assets transferred into and out of Levels 1, 2, and 3 during the year ended December 31, 2010.

9. Fixed Assets

At December 31, 2010, the Company's fixed assets are as follows:

Office equipment	$ 8,885
Computer software	2,471
Leasehold improvements	402
Total fixed assets	11,758
Less accumulated depreciation and amortization	9,414
Fixed assets, net	$ 2,344

10. Other Assets

At December 31, 2010, the Company's other assets are as follows:

Deferred employee sign-on bonuses	$ 12,839
Accrued interest receivable	5,670
Prepaid expenses	2,917
Limited partnership investments	1,430
Other	1,481
Total other assets	$ 24,337

(In Thousands)

11. Borrowings

At December 31, 2010, the Company had a $250,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2010, there were no outstanding borrowings under the facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

In addition, the Company has a $400,000 unsecured promissory note with USB to be used for discretionary working capital purposes. At December 31, 2010, the Company had no outstanding borrowings on this note. The rate of interest for this note is the comparable rate at which USB would be able to borrow funds of comparable amounts in the Money Markets for a one-month period.

The Company also has a $300,000 secured promissory note with USBNA to be used as support for intra-day cash settlements of security underwritings. At December 31, 2010, the Company had no outstanding borrowings on this note. The rate of interest for this note is quoted at the time of borrowing at USBNA's discretion.

12. Other Liabilities and Accrued Expenses

At December 31, 2010, the Company's other liabilities and accrued expenses are as follows:

Accrued interest payable	$ 5,354
Operational loss reserve	1,897
Accounts payable	1,206
Other	91
Total other liabilities and accrued expenses	$ 8,548

13. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities and investment banking business. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the statement of financial condition. The Company has established reserves for potential losses that are probable and reasonably estimable.

(In Thousands)

13. Contingencies, Commitments, and Risks (continued)

Other Commitments

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2010, the Company had no concentration of credit risk due to its collateralized securities transactions.

14. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions include revenue/fees for underwriting corporate bonds, selling affiliated mutual funds, Product Partner Dollars, financing costs, royalty fees for the use of USB's name, costs for personnel, occupancy, and general and administrative services.

The Company held affiliate positions in its trading inventory throughout the year. These corporate bond positions are included on the statement of financial condition in securities owned and securities sold, but not yet purchased and totaled $15,534 and $30,030, respectively, at December 31, 2010. Of the total amount of securities owned, $13,728 was loaned out and the total amount of securities sold, but not yet purchased was borrowed to cover the position at December 31, 2010.

(In Thousands)

15. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rule of FINRA. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250 or 2% of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5% of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2010, net capital under the Rule was $329,249 or 2,076% of aggregate debit balances and $328,932 in excess of the minimum required net capital.

16. Employee Benefits and Stock-Based Compensation

Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by USB. Eligible employees may make contributions of up to 75% of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. Employee contributions are 100% matched by USB, up to 4% of an employee's eligible annual compensation. USB's matching contribution vests immediately. Although the matching contribution is initially invested in USB's common stock, an employee can reinvest the matching contribution among various investment alternatives.

Pension Plan

As described in Note 2, "Summary of Significant Accounting Policies," substantially all of the Company's employees are eligible to participate in the qualified noncontributory defined benefit plan sponsored by USB. Qualified pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. Employees become vested upon completing five years of vesting service. Effective January 1, 2010, USB established a new cash balance formula for certain current and all future employees. Under this formula, participants receive annual pay credits based on eligible pay multiplied by a percentage determined by their age and years of service in addition to receiving annual interest credits. USB's qualified plan objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs.

16. Employee Benefits and Stock-Based Compensation (continued)

Qualified plan assets primarily consist of various domestic and international equities and equity mutual funds. In addition to the funded qualified pension plan, USB maintains a nonqualified plan that is unfunded and provides benefits to certain eligible employees.

Active and Postretirement Welfare Plan

In addition, USB provides health care and death benefits to substantially all active and certain retired employees of the Company. Generally, all active employees may become eligible for participation in the postretirement welfare plan by meeting defined age and service requirements. USB may also subsidize the cost of coverage for employees meeting certain age and service requirements. The retiree medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Stock-Based Compensation

As discussed in Note 2, "Summary of Significant Accounting Policies," the Company's employees participate in the USB's stock option and long-term incentive cash plans. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.

17. Income Taxes

At December 31, 2010, the Company did not have any unrecognized tax positions. The Company elected to classify any interest and penalties related to any unrecognized tax positions that may arise as a component of income tax expense.

(In Thousands)

17. Income Taxes (continued)

The components of the Company's net deferred tax liability as of December 31, 2010, were:

Deferred tax assets:		
Accrued compensation	$	2,071
Accrued expenses		1,235
Accrued pension and retirement benefits		708
Gross deferred tax asset		4,014
Deferred tax liabilities:		
Intangibles		(6,943)
Investment basis differences		(323)
Other		(654)
Gross deferred tax liability		(7,920)
Net deferred tax liability	$	(3,906)

The Company did not recognize a valuation allowance against its deferred income tax assets as of the beginning or end of 2010 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets.

18. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2010. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the statement of financial condition.

Ernst & Young LLP

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